[China Unicom Limited Letterhead]

August 26, 2005

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
United States of America

RE:	China Unicom Limited
Form 20-F for the fiscal year ended December 31, 2004
Filed June 28, 2005, File No. 1-15028

Dear Mr. Spirgel:

This is in response to the Staff’s comment letter dated July 29, 2005, relating to the annual report on Form 20-F of China Unicom Limited (the “Company”) for the fiscal year ended December 31, 2004 (the “2004 Form 20-F”).

We will submit a copy of this letter as “correspondence” via EDGAR.  In addition, we are submitting on paper as Appendix A to this letter a copy of the 2004 Form 20-F marked to show revised disclosure that we have prepared in response to the comments indicated below.  We propose to include this revised disclosure in our annual report on Form 20-F for the fiscal year ending December 31, 2005 (the “2005 Form 20-F”) in response to the Staff’s comments.  The revised disclosure has been prepared to reflect facts, data and conditions in our business and operations as of the date of this letter or as of particular past dates as indicated, and will be updated in our 2005 Form 20-F to reflect facts, data and conditions as of the respective dates as will be required or otherwise described in our 2005 Form 20-F.  We do not propose to amend our 2004 Form 20-F.

For your convenience, we have included your comments in this response letter in italicized form and keyed our response accordingly.  Our responses to the comments are as follows.  The page number references in our responses are to the attached marked copy of our 2004 Form 20-F.

Interconnection Agreements, pages 63-64.

1.                                       We note your disclosure that you collect the tariff from your subscribers and keep or pay RMB0.06 per minute, depending on which network a call terminates.  Tell us and disclose your liability to fixed line operators if the tariff is uncollectible.  Additionally disclose your basis for the measurement and recognition of the interconnection charge, including the terms of the interconnection settlements and how they are accounted for in the financial statements.

According to the interconnection agreements between the Company and the fixed line operators (the “Interconnection Agreements”), the Company and the relevant fixed line operator bear the credit risk for their respective subscribers.  Accordingly, if the tariff is uncollectible from the Company’s subscribers, the Company would still be required to pay interconnection charges to fixed line operators, and vice versa.  Key terms of the Interconnection Agreements are as follows:

1)                                      the interconnection charge is measured based on the related actual call volume generated through the relevant operator’s billing system and the applicable tariff;

2)                                      at the end of each month, each operator’s billing for interconnection usages, including interconnection revenues and charges, will be sent to and confirmed by the counter party;

3)                                      the interconnection net receivables (or interconnection net payables) are settled once a month; and

4)                                      the credit risk of ultimate subscribers is borne by the operator of the calling party and the liability to the other operator is not affected even if the tariff is uncollectible from the calling party.

On a monthly basis, the Company records as an expense its interconnection charges that have been confirmed and agreed.  The amount of the expense includes those charges that may ultimately not be collected from its subscribers.  The Company also records the revenues from interconnection arrangements with other operators on a monthly basis based upon the amounts confirmed by such other operators.  Historically, for all confirmed and agreed interconnection settlement with other operators, all balances have been duly received or paid.  Accordingly, no allowance for doubtful accounts is recorded.

Since the Company is the principal obligor to provide telecommunication services (including interconnection service) to its subscribers and bears the credit risk for uncollectible tariffs from its subscribers, interconnection charges payable to other operators are recorded as a separate item of operating expenses on the Company’s consolidated statements of income.  In response to the Staff’s comment, in future filings, the Company will add the following sentence in the section titled Interconnection Arrangements under “Item 4.  Information on the Company”:  “For all interconnection services, we are required to pay the interconnection fees regardless of our ability or inability to collect the tariff from our subscribers.  Interconnection charges are accrued on a monthly basis based on the actual call volume and applicable tariff rate.”.

2.                                       Tell us, and disclose, if the interconnection settlement agreements require fixed line operators to pay you the interconnection fees, if they are unable to collect the tariff from their subscribers.

According to the Interconnection Agreements, if the fixed line operators are unable to collect tariffs from their subscribers, they are nevertheless required to pay interconnection charges to the Company.  In response to the Staff’s comment, in future filings, the following sentence will be added in the section titled Interconnection Arrangements under “Item 4.  Information on the Company”:  “For all interconnection services, the fixed line operators are required to pay interconnection fees regardless of their ability or inability to collect the tariff from their subscribers.”.

Contractual Obligations and Commercial Commitments, page 97.

3.                                       It appears that your tabular contractual obligations exclude any liability for interest payments.  Please include in the table, or provide in the footnotes supplemental information regarding fixed interest payments that you are required to make in connection with your contractual obligations.  Refer to our Final Rule: Disclosure in Management’s Discussion and Analysis at http://www.sec.gov/rules/final/33-8182.htm.

As of December 31, 2004, in addition to the contractual obligations included in the table on page 97 of the 2004 Form 20-F, the Company had the following estimated fixed interest payment obligations on long-term bank loans and finance lease obligations:

	Due in 2005	Due in 2006	Due in 2007	Due in 2008	Due after 2008
Interest range	4.78% - 5.58%	4.78% - 5.58%	4.78% - 5.58%	4.78% - 5.58%	4.78% - 5.58%
Fixed interest payment obligations on long-term bank loans and finance lease obligations (RMB in million)	1,096	662	304	95	22

The Company confirms that no other contractual obligations include fixed interest payments.  The Company will include fixed interest payment obligations in the table of contractual obligations in future filings in response to the Staff’s comment.

32.          Leasing of CDMA Network Capacity, page F-67.

4.                                       We note that you accounted for the CDMA Network Capacity Agreement as an operating lease.  Tell us your consideration of paragraph 7 of SFAS 13.

The Company evaluated each of the criteria of SFAS 13, paragraph 7 at the inception of the CDMA Network Capacity Lease Agreement dated November 22, 2001 (the “Original CDMA Lease”), among China Unicom Corporation Limited (“CUCL”, a wholly-owned subsidiary of the Company), China United Telecommunications Corporation (“Unicom Group”) and Unicom New Horizon Mobile Telecommunications Company Limited (“Unicom New Horizon”, a wholly-owned subsidiary of Unicom Group), and determined that it was an operating lease.  The analysis under each of the four criteria are included below.

Criteria (a)                                         The lease transfers ownership of the property to the lessee by the end of the lease term

According to the terms of the Original CDMA Lease, the ownership of the CDMA network will not be automatically transferred to the Company by the end of the Original CDMA Lease.  Thus, this criteria is not met.

Criteria (b)             The lease contains a bargain purchase option

The Company has the option to purchase the network assets under certain circumstances at the fair value of the network at the time of exercising the option.  According to the terms of the Original CDMA Lease, the future acquisition price will be negotiated between CUCL and Unicom New Horizon, based on the appraised value of the network determined by an independent appraiser.  The parties have agreed that such purchase price will not exceed an amount which, taking into consideration the lease payments made previously, would enable Unicom New Horizon to recover its investment with an internal rate of return of 8%.  Thus, if the fair value is determined to be greater than this amount, the network assets could not be acquired under the option.

According to SFAS 13 paragraph 5(d), a bargain purchase option is defined as “a provision allowing the lessee, at his option, to purchase the leased property for a price which is sufficiently lower than the expected fair value of the property at the date the option becomes exercisable that exercise of the option appears, at the inception of the lease, to be reasonably assured”.  Because the acquisition price under the purchase option will be based on fair value as determined by an independent appraiser in the future, such price will not render the exercise of the option appear, at the inception of the Original CDMA Lease, to be “reasonably assured”.  Thus, the purchase option is not a bargain purchase option.

In addition, the Company also considered that the economic penalty to exit the CDMA business would not be significant.  According to the terms of the Original CDMA Lease, the Company may terminate the Original CDMA Lease by not less than 180 days’ prior written notice.  Such termination will take effect from the end of any additional term already committed by the Company, and upon the termination of the Original CDMA Lease for any reason, no party will have further obligation to the others under the Original CDMA Lease.  Furthermore, if the Company decided to exit the CDMA business, other operators, including Unicom Group, could operate the CDMA network independently without any relocation of the CDMA network or any disruption of operations.

In fact, at the time of launching the CDMA business and entering into the lease arrangement, the Company had the capability to construct its own CDMA network and considered such an option.  However, due to uncertainties of CDMA business in China at that time, the Company chose to operate its CDMA business through the lease arrangement with Unicom New Horizon.  The terms of the Original CDMA Lease enabled the Company to develop the CDMA business while allowing the Company the flexibility to exit the business, if deemed necessary.  With such flexibility, the Company had full commercial discretion to determine whether it would continue with the CDMA lease, which in turn had heightened the uncertainty of whether the purchase option would be exercised.

Criteria (c)                                         Lease term is equal to 75% or more of the estimated economic life of the leased property

According to the terms of the Original CDMA Lease, the initial lease period was one year, renewable for additional lease periods of one-year term each at the Company’s option.  The lease terms permitted the Company to terminate the lease by giving an advance written notice of 180 days to Unicom New Horizon.  No penalty will be imposed in the event of lease termination.  For each additional lease period, the Company can also determine to increase or decrease the capacity to be leased.  At the inception of the Original CDMA Lease in 2002, the estimated economic life of the CDMA network was approximately 7 years.

Although the Company had the legal right to extend the lease beyond 75% of the estimated economic life of the network, as a business matter the Company initially determined that it would reassess the economic decision of continuing with the CDMA business after three years.  Moreover, under the listing rules of the Hong Kong Stock Exchange, because the Original CDMA Lease is a connected party transaction, approval of independent shareholders was a requirement for extension beyond three years.  Because of the Company’s business expectations and the inability to freely extend beyond 2004 without an approval that could not be assured at the inception of the Original CDMA Lease in 2002, the expected lease term was determined to be three years, which is less than 75% of its estimated economic life at the time of the lease inception.

Criteria (d)                                        The present value at the beginning of the lease term of the minimum lease payments equals or exceeds 90 percent of the fair value of the leased property

As stated above, at the inception of the Original CDMA Lease, the Company’s expected lease term was 3 years.  The actual lease payments were calculated based on the unit lease rental multiplied by the actual capacity leased.  And the lease payments per unit of capacity that we were obligated to make under the Original CDMA Lease were determined on the basis that if full capacity was leased it would permit Unicom New Horizon to recover the network construction cost with an internal rate of return on its investment of 8% over a period of 7 years.  At the inception of the Original CDMA Lease, the Company calculated the present value of the estimated minimum lease payments based on the expected capacity to be leased over the expected lease period of 3 years, which was significantly less than 90% of the costs incurred by Unicom New Horizon in the construction of the network at the inception of the lease.  The construction costs of CDMA network at that time approximated the fair value since the CDMA network was newly constructed.

In summary, based on the above assessment of the 4 criteria under paragraph 7 of SFAS 13, at the inception of the Original CDMA Lease, the Company considered that (i) the transfer of ownership is not automatic under the Original CDMA Lease, (ii) the Original CDMA Lease does not contain a bargain purchase option which is reasonably assured of exercise due to uncertainties relating to the exercise of the purchase option, (iii) the 3 years’ expected lease period is below 75% of the CDMA network’s estimated economic life, and (iv) the minimum lease payments over the expected 3 years’ lease period are below 90% of the cost or fair value of the CDMA network, and therefore the Company concluded that the Original CDMA Lease should be treated as an operating lease.

37.          Events After Balance Sheet, page F-75.

(b) New connected transaction agreements

(i)            New CDMA Lease, page F-75.

5.                                       Tell us you accounted for the new CDMA Lease and your basis in the accounting literature.

In January 2005, after the initial 3 years’ expected lease term of the Original CDMA Lease had expired, the Company entered into a new CDMA lease agreement with Unicom New Horizon (the “New CDMA Lease”).  The Company performed a re-assessment of the classification of the New CDMA Lease, taking into consideration the modifications of the lease arrangement and the guidance in SFAS 13.

The major modifications which needed to be considered for the impact on the accounting for the lease arrangement are a change in the method of calculating leasing fee and a change in the initial lease term from 1 year to 2 years.

In the New CDMA Lease, the lease fee is calculated based on a percentage of the gross revenue generated from the CDMA business, 29% of the CDMA service revenue in 2005 and 30% of the CDMA service revenue in 2006.  The lease arrangement also requires that the annual lease fee in the initial two years’ term will not be less than 90% of the annual lease fee of the preceding year.

Thus, under the New CDMA Lease, the Company’s evaluation under criteria (a), (b) and (c) of paragraph 7 of SFAS 13 result in the same conclusion as described in the assessment of the Original CDMA Lease in its response to Comment No. 4 above.  As disclosed in the risk factors titled “Our CDMA services have yet to gain a broad market acceptance in China and there is uncertainty over whether our CDMA services will succeed in gaining a broader market acceptance” and “Failure or inability to continue to expand and upgrade our networks timely and effectively and changes in telecommunications technology and technological standards could hinder our growth” on pages 7 to 9 of the 2004 Form 20-F, the Company believes the uncertainties of the CDMA business continue to exist, particularly due to the fact that the CDMA business recorded a loss in 2004.  At the inception of the New CDMA Lease, the Company could not determine whether it will renew the lease after the initial two-year lease term or whether it will exercise the purchase option.  The Company concluded that the expected lease period for the New CDMA Lease is 2 years, which is below 75% of the estimated then-remaining economic life of the CDMA network of 5 years.  For criteria (d), the Company also calculated the minimum lease payments over the two-year lease period, based on the requirement in the new lease that the minimum lease payments will not be less than 90% of the leasing fee of the preceding year.  Based on the calculation, at the inception of the New CDMA Lease in early 2005, the present value of this minimum lease payment was estimated to be well below 90% of the depreciated construction cost of the CDMA network, as well as the fair value of the network. Based on the above assessment, the Company concluded that there will be no change in the lease classifications and the New CDMA Lease is an operating lease.

6.                                       We note that the constructed capacity related costs are borne by both you and Unicom New World.  Tell us your consideration of SAB Topic 5T.

The Company respectfully informs the Staff that its CDMA lease is with Unicom New Horizon rather than Unicom New World as stated in the Staff’s comment.

The constructed capacity related costs include those costs of operating and managing the CDMA network, which relate directly to the constructed capacity on the CDMA network, including the rental fees for exchange centers and base stations, water and electricity charges, heating charges and fuel charges for the relevant equipment, etc., as well as the maintenance costs of a non-capital nature.  These expenses must be incurred by Unicom New Horizon in order to ensure that the CDMA network can be operated at the necessary quality standard.  A portion of these costs are charged to the Company as a maintenance arrangement under the new CDMA Lease based upon the capacity used.

The terms of such connected party transactions between the Company and Unicom New Horizon have been reviewed by an independent financial advisor, who has concluded that the above transactions are on normal commercial terms in the ordinary and normal course of business.  In addition, such connected party transactions have also been approved by the Company’s independent shareholders.  Because the costs borne by Unicom New Horizon to maintain their network are not being paid on the Company’s behalf and are at normal commercial terms, no additional costs need to be pushed down to the Company under the guidance in SAB Topic 5T.

(ii)           New Comprehensive Operator Services Agreement, page F-75.

7.                                       Considering that most of the value-added service revenue is allocable to, and retained by, New Guoxin, tell us how you have accounted for the subject revenue and your consideration of EITF F 99-19.

The Company accounts for its revenues earned from its arrangement with Unicom New Guoxin Telecommunication Corporation Limited (“New Guoxin”) on a net basis pursuant to the guidance in EITF 99-19.  According to the Service Agreement between the Company and New Guoxin dated November 20, 2003 (the “Service Agreement”), New Guoxin provides operator-based value-added services to the Company’s cellular subscribers.  Under this agreement, the Company and New Guoxin have agreed to share the revenue derived from value-added services provided by New Guoxin based on agreed fixed percentages.  The value-added services mainly include “Unicom Assistant” services, an operator assisted secretary service whereby cellular subscribers can forward their mobile phone calls to a paging number or to the paging operator, and the calling party can then leave messages for the cellular subscribers.

The Company bills the subscribers and collects the related revenue from the subscribers based on standard tariffs.  The Company remits the agreed percentage share of such revenue to New Guoxin and treats this amount as a reduction to the Company’s revenues.

Evaluation of the criteria in EITF 99-19:

(a)           New Guoxin is the “primary obligor” for service content design and delivery of the service.  The services being purchased by the subscriber are the value-added services offered and provided by New Guoxin.  The Company provides delivery of New Guoxin’s service through its mobile network, billing and collection.  There is an acknowledgement by cellular subscribers for selecting and subscribing for such value-added services.  Under such arrangements, a subscriber acknowledges that the service is provided by New Guoxin.  Accordingly, the Company concluded that New Guoxin is the primary obligor of these value-added services.  This is an indicator of net reporting for revenue recognition.

(b)           The Company does not have the latitude in establishing price.  New Guoxin determines the price of such value-added services within the guidance price level set by the Ministry of Information Industry.  This is an indicator of net reporting for revenue recognition.

(c)           According to the terms of the Service Agreement, the revenue sharing basis is the revenue derived from the value-added services that has actually been paid by the subscribers.  Thus, if a subscriber does not pay, neither the Company nor New Guoxin receives payment.  This is neither an indicator of net nor of gross reporting.

(d)           The Company does not have the “inventory risk” associated with value-added service delivered, i.e., the Company will not be obligated to compensate New Guoxin for any undelivered message or content since such undelivered message or content will not generate any associated revenues and will not be subject to revenue sharing.  Moreover, the costs of operating these services are borne by New Guoxin. If the message or content is not delivered, New Guoxin will suffer a loss.  The Company does not bear the risk related to the service and, thus, this is an indicator of net reporting.

(e)           The Company does not have any discretion in supplier selection.  The cellular subscribers select such services as designed and operated by New Guoxin and the Company delivers them.  Thus, this is an indicator of net reporting.

Based on the above analysis, the Company determined that there were more indicators of net than of gross revenue reporting.

40.          Significant Differences Between HK GAAP and US GAAP, page F-76.

(H) Impairment of goodwill and long-lived assets

(ii)           Long-lived assets, page F-79.

8.                                       It appears that you accounted for the sale of the paging business as a distribution to owners in a spin-off as addressed in paragraph 29 of SFAS 144.  However, in view of the consideration that you received for the disposal of the business, the transaction does not seem to be analogous to a spinoff and the cited guidance does not seem to be applicable.  Please advise or revise.

The disposal of the paging business was a transaction between entities under common control.  The accounting and reporting for transfers of equity interests between entities under common control is addressed by SFAS 141, par. D11-D18, which provides guidance on the accounting and reporting for these transfers in a manner similar to a pooling of interests.   Accordingly, the sale of New Guoxin to the Company’s parent company was accounted for at historical cost of the net assets transferred, after the reduction for the indicated impairment of value.  The difference between the sales proceeds and the new carrying values of the net assets is treated as a contribution by (or distribution to) the owner, as appropriate.  There was no adjustment to shareholders’ equity as the sales proceeds approximated the carrying values of the net assets of New Guoxin.

In response to the Staff’s comment, the Company will revise the wording in future filings to remove references to a “spin-off” and describe the sale of New Guoxin as a transfer of business between entities under common control.

9.                                       We note in this section and on page 86 that you accounted for the loss on the sale of Guoxin Paging in discontinued operations under US GAAP.  In view of your revenue sharing arrangement and other continuing agreements with Guoxin Paging following its sale, tell us how you met the test for reporting discontinued operations under paragraph 42 of SFAS 144.  Additionally tell us the significance of continuing cash flows from your transactions with Guoxin Paging.

In accordance with paragraph 42 of SFAS 144, upon the disposal of Guoxin Paging to the Company’s parent company on December 31, 2003, the Company reported the losses associated with the operations of this business in discontinued operations as a separate component of income in the period in which the disposal occurred as well as prior periods presented.  There was no gain or loss recognized on the disposal as described above in the response to Comment No. 8.

As of the date of the disposal, Guoxin Paging consisted of two underlying revenue and expense streams: (1) traditional paging services and (2) value-added services to mobile phone subscribers.  At the time of the agreement for the disposal in 2003, Unicom entered into service agreements with Guoxin Paging to continue to provide the value-added services on a revenue sharing basis based on the fees charged to Unicom’s subscribers and to provide customer service center services billed on a cost incurred basis or, in some provinces, on a cost plus basis.

The traditional paging business and the value-added services have different customer groups.  The traditional paging services are provided to the pager end users via a paging device, whereas value-added services need to utilize the CDMA and GSM platform and are provided to mobile phone subscribers.  Generally, those mobile phone service subscribers do not also subscribe to traditional paging services.  Thus, the Company considered that these two businesses have different economic characteristics.

Under paragraph 41 of SFAS 144, a component of an entity is one that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity.  A component of an entity may be a reporting unit as defined in SFAS 142.  The traditional paging business is a separate reporting unit and a component of the Company under the definition of a reporting unit in SFAS 142 and considering the aggregation criteria under paragraph 17 of SFAS 131.

The results of a component of the entity that has been disposed of should be reported in discontinued operations if the criteria in paragraph 42 of SFAS 144 are met.  The traditional paging services were never and are not provided to the Company’s mobile phone subscribers and no cash flows related to this reporting unit of Guoxin Paging flow through Unicom subsequent to the disposal.  These services are billed directly to Guoxin Paging’s paging customers, both before and after the disposal of the business.  Guoxin Paging continued to provide traditional paging services in 2004, although on a diminishing level.  Accordingly, the traditional paging business qualifies for treatment as discontinued operations under SFAS 144.

For value-added services, as disclosed on pages 118 and 119 of the 2004 Form 20-F, the Company paid RMB 859 million to Guoxin Paging for its share of revenues collected by the Company from subscribers related to cellular subscribers’ value-added services and paid RMB 9 million to Guoxin Paging for fees related to agency services.  As the cash flows from the value-added services component of Guoxin Paging have not been eliminated, the criteria in paragraph 42(a) of SFAS 144 have not been met.  As a result, the value-added service component of Guoxin Paging does not qualify for discontinued operations treatment.

For customer services, as disclosed on page 119 of the 2004 Form 20-F, the Company paid RMB 525 million during 2004 to Guoxin Paging for the supply of customer services.  Services provided by customer service centers were not included in Guoxin Paging’s operations prior to its disposal.  These services and related expenses were provided by each provincial branch individually and, accordingly, are included in the Company’s continuing operations as part of the relevant business for the years ended December 31, 2002 and December 31, 2003.  Such customer service business was transferred to Guoxin Paging as part of the disposal of Guoxin Paging to the Company’s parent company in 2003.

Historically, management has separately assessed the operating performance and cash flows for both the traditional paging business and for value-added services for evaluation and review purposes.  Therefore, separate cash flows can be attributed to each of these business lines. For the year ended December 31, 2003, the results of each of these two reporting units in Guoxin Paging were as follows:

	Traditional paging	Value-added services	Total
	(RMB in thousand)

Revenues	612,862	788,485	1,401,347
Operating costs	(2,293,217)	(870,352)	(3,163,569)

Loss	(1,680,355)	(81,867)	(1,762,222)
Tax impact	400,852	19,530	420,382

Loss after tax	(1,279,503)	(62,337)	(1,341,840)

As a result, based on the above analysis, due to the immateriality of the loss from the value-added services component, the loss of paging business was substantially attributable to the traditional paging services component that meets the criteria for discontinued operations treatment.  Accordingly, the entire loss from Guoxin Paging was included as “loss from discontinued operations”.  This is consistent with the Company’s intention that the disposal of Guoxin Paging will enable it to concentrate resources to expand its cellular telecommunication operations, to improve the quality of the Company’s assets, and to resolve the issue of competition between the Company and Unicom Group in respect of their paging businesses.

10.                                 Refer to page 113.  Tell us the nature of the conditions in the “conditional” sale and purchase agreement with respect to Guoxin Paging.  Please disclose the warranties given by CUCL to the A Share Company in relation to Guoxin Paging and how you accounted for these warranties in the financial statements.  Refer to paragraphs 13 and 14 of FIN 45.

The conditions in the conditional sale and purchase agreement, dated as of November 20, 2003 (the “Agreement”), between CUCL and China United Telecommunications Corporation Limited (the “A Share Company”) with respect to the entire equity interest (the “Target Interest”) in Guoxin Paging were related to approvals by shareholders of the Company and of the A Share Company, respectively, regarding transactions contemplated by the Agreement and by certain related agreements, i.e. the Comprehensive Services Agreement and the Premises Leasing Agreement.  A copy of the English translation of the Agreement was filed as Exhibit 4.17 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003 (the “2003 Form 20-F”).  Specifically, the Agreement was to become effective upon satisfaction of the following conditions as set forth in Section 5 of the Agreement:

1)                                      approval at the shareholder meeting of the A Share Company of the sale of the Target Interest to Unicom Group pursuant to applicable laws, regulations and listing rules;

2)                                      approval at the shareholder meeting of the Company of implementation of the Agreement pursuant to applicable laws, regulations and listing rules;

3)                                      approval at the shareholder meeting of the A Share Company of the implementation of the Comprehensive Services Agreement entered into by Unicom Group, Guoxin Paging and the A Share Company (the “Comprehensive Services Agreement”) pursuant to applicable laws, regulations and listing rules;

4)                                      approval at the shareholder meeting of the Company of transfer of all of the rights and obligations under the Comprehensive Services Agreement by the Company to CUCL, Unicom New Century Telecommunications Corporation Limited (“Unicom New Century”) and Unicom New World Telecommunications Corporation Limited (“Unicom New World”) pursuant to applicable laws, regulations and listing rules;

5)                                      approval at the shareholder meeting of the Company of implementation of the Premises Leasing Agreement entered into by CUCL, Unicom New Century and Unicom New World (the “Premises Leasing Agreement”) pursuant to applicable laws, regulations and listing rules; and

6)                                      approval at the shareholder meeting of the A Share Company of transfer of all of the rights and obligations under the Premises Leasing Agreement by the A Share Company to Guoxin Paging pursuant to applicable laws, regulations and listing rules.

The Comprehensive Services Agreement referred to in Section 5 of the Agreement was related to the provision by Unicom Group and Guoxin Paging of certain cellular subscriber value-added services, customer services and agency services to the A Share Company, which in turn had transferred all of its rights and obligations under the Comprehensive Services Agreement to CUCL, Unicom New Century and Unicom New World pursuant to a transfer agreement.  The Premises Leasing Agreement referred to in Section 5 of the Agreement was related to the leasing of premises by CUCL, Unicom New Century and Unicom New World to the A Share Company, which in turn had transferred all of its rights and obligations under the Leasing Agreement to Guoxin Paging pursuant to a transfer agreement.

Under Section 3.1 of the Agreement, either party to the Agreement made to the other party the following representations and warranties:

(a)                                  It has the full right, power and authority to execute this Agreement and perform its obligations hereunder.  This Agreement constitutes a valid and binding obligation, enforceable pursuant to its terms.

(b)                                 Performance of terms and/or provisions in the Agreement will not lead to:

(i)                                     violation of the company’s constituent documents or other related documents, or any applicable laws, regulations or rules; or

(ii)                                  violation of any material contracts, agreements, permits or other documents, or any determinations, judgments and orders issued by courts, government departments or supervisory authorities.

(c)                                  There are no orders or resolutions to carry out any liquidation, winding-up or other similar arrangements, or petitions to any court or meetings to be held at which a judgment or resolution concerning liquidation, winding-up or other similar arrangement is being considered.

(d)                                 No liquidator, temporary liquidator, bankruptcy receiver, bankruptcy trustee or other similar persons has been appointed and no resolution is before the board of directors or shareholder’s meeting regarding the appointment of such persons by the company.

(e)                                  The party is not in a situation where it is insolvent, unable to pay debts already due, or has stopped paying debt already due.

Under Section 3.2 of the Agreement, CUCL made the following additional representations and warranties to the A Share Company:

(a)                                  CUCL, a limited liability company duly incorporated and validly existing under the laws of the PRC and registered with the State Administration of Industry and Commerce, has the full right, power and authority in its capacity as a company to develop its business and possess, lease and operate its properties and assets;

(b)                                 CUCL has not entered into any agreements with any third party for the sale of the Target Interest or which contemplates the sale of the Target Interest;

(c)                                  The sale of the Target Interest by CUCL to the A Share Company shall be free from any pre-emptive right or any other third party rights;

(d)                                 CUCL warrants that the A Share Company shall be free of any liability in connection with any claims, debts and obligations unknown on the completion date but incurred before the effective date;

(e)                                  CUCL does not impose any mortgage, pledge or other security interest on the Target Interest, and it is the sole owner of Guoxin Paging; and

(f)                                    The representations and warranties hereof made by CUCL have been true and correct in all material respects when made and as of the closing date (as if these representations and warranties were made on the closing date), unless clearly permitted by the Agreement or where modifications have been anticipated.

The above warranties were in respect of standard legal representations of certain factual information in relation to Guoxin Paging prior to the sale.  The Company confirms that such warranties do not represent guarantees which require disclosure under FIN 45.

11.                                 Supplementally confirm to us that in 2003, you recorded an additional impairment loss related to the fixed assets of the paging business in the amount of RMB 528 million which is included in your operating income separately from the loss on sale of discontinued operation.

The Company confirms that during 2003, it recorded an impairment loss of RMB528 million relating to Guoxin Paging’s traditional paging business.  Under HK GAAP, the impairment loss was recorded in operating income, which was separate from the loss on sale of discontinued operation (sales proceeds less net asset value as at date of disposal).  Under US GAAP, this impairment loss was reflected and recorded in Guoxin Paging’s results and, accordingly, was included in the loss from discontinued operations.

12.                                 Please clarify the discrepancies in the impairment disclosures on pages 77 and 83.  On page 77, you disclosed that it was not necessary to make an additional impairment provision for 2002 and that the amount of impairment loss recorded for 2003 was RMB 528 million.  However, in the table on page 83, you listed impairment losses of RMB 116 million and RMB 557 million for the Paging Business, for 2002 and 2003, respectively.

The Company confirms that there was no impairment provision recorded in 2002 as discussed on page 77.  The amount disclosed on page 83 on the line item “Impairment loss and assets write-off of the Paging Business” includes both impairment charges and the write-off of specifically identified obsolete fixed asset items.  During 2002, the Company wrote off RMB116 million of obsolete fixed assets of the paging business which was included in this line item.  Similarly in 2003, the Company wrote off RMB29 million of obsolete fixed assets and then made a provision for impairment losses of RMB528 million for the paging business.  Accordingly, we considered that the disclosures were appropriate.

Consolidated Statements of Income, page F-87.

13.                                 We note that depreciation and amortization may include costs related to assets used to generate revenues.  Please tell us your consideration of SAB Topic 11(b) and include a revised presentation in Note 40.

The Company does not report a figure before depreciation or amortization in its income statement nor does it present cost of services as a separate category of expenses.  Depreciation and amortization has been separately presented as a single line item within “Operating expenses” in the income statement.

Item 15.  Controls and Procedures, page 140.

Part I. Item 15. Disclosure Controls and Procedures, page 139

14.                                 We note your statement that your certifying officers concluded your disclosure controls and procedures were “adequate”.  In light of your described material weakness in internal control over financial reporting, please confirm to us in your response letter that your officers’ use of the term “adequate” here denotes a standard that is not lower than “effective” for Item 15(a) purposes and that they considered the material weakness in making their conclusion.  Also, please tell us why you have used the phrase “subject to the full implementation of the measures discussed above” here and whether it is a qualification to the officers’ effectiveness conclusion.

In future filings and to minimize confusion about your officers’ Item 15(a) conclusion, please consider plainly stating, if true, that your disclosure controls and procedures were effective.

The Company wishes to confirm to the Staff that the use of the term “adequate” by the certifying officers is not intended to denote a standard lower than “effective” for purposes of the disclosure pursuant to Item 15(a) of the 2004 Form 20-F.  The Company will replace the word “adequate” with “effective” in future filings in response to the Staff’s comment.

The Company also wishes to confirm to the Staff that in evaluating the effectiveness of the Company’s disclosure controls and procedures, the certifying officers had considered, among other things, the material weakness in internal control over financial reporting disclosed in Item 15 of the 2004 Form 20-F.  As disclosed in the 2004 Form 20-F, the Company has dedicated resources and taken a series of measures to strengthen the control processes and procedures in response to the material weakness identified.  However, the Company believes that the results of the implementation of these procedures will only emerge over time.  As a result, the certifying officers believe that as of December 31, 2004, the date on which the certifying officers based their conclusion regarding the effectiveness of the Company’s disclosure controls and procedures, it was appropriate to qualify their conclusion with the phrase “subject to the full implementation of the measures discussed above.”  The Company wishes to advise the Staff that as of date of this letter, it is satisfied with the ongoing progress of the implementation of the measures to improve the control processes and procedures.

15.                                 Please note that Item 15(d) requires you disclose any change, not just significant ones, in your internal control over financial reporting identified in connection with the evaluation required by Exchange Act Rule 13a-15(d) that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.  Therefore, confirm to us in your response letter that you have described all changes in your internal control over financial reporting that occurred during the period covered by the Form 20-F that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

In response to the Staff’s comment, the Company confirms that it has disclosed all changes in its internal controls over financial reporting that occurred during the period covered by the 2004 Form 20-F that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.  To further respond to the Staff’s comment, the Company will delete the word “significant” from the disclosure pursuant to Item 15(d) in future filings.

*           *           *

In connection with responding to the Staff’s comments, the Company hereby acknowledges that

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•                  the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the SEC from taking any action with respect to the Company’s filings; and

•                  the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss the foregoing, please contact Jackson Yee (Company Secretary) at (852) 2121-3220.

Sincerely,

/s/ TONG Jilu
TONG Jilu
Chief Financial Officer

cc:                                 Ivette Leon
Kathryn Jacobson
Cheryl Grant
(Securities and Exchange Commission)

Jackson Yee
(China Unicom Limited)

Elton Yeung
Stephen Wong
Daniel Hu
(PricewaterhouseCoopers)

Chun Wei
John D. Young Jr.

Calvin Lai
(Sullivan & Cromwell LLP)